Exhibit 99.1

Investor News	Fresenius Medical Care AG
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone:  + 49 6172 609 2601
Fax:       + 49 6172 609 2301
E-mail: ir-fms@fmc-ag.com

North America:
Heinz Schmidt
Phone:  + 1 781 402 9000
Ext.: 4518
Fax:       + 1 781 402 9741
E-mail: ir-fmcna@fmc-ag.com

Internet: http://www.fmc-ag.com

August 05, 2003

Fresenius Medical Care AG reports Second Quarter
and Six Months Results 2003

Summary second quarter 2003:

•	Total Revenue of $1,366 million up 9%

•	Operating income (EBIT) of $184 million up 8%

•	Net income of $79 million up 7%

•	Free Cash Flow at record level of $138 million

•	Operating margin and same store treatment growth improvement in North America and International compared to the first quarter 2003

•	The company confirms its outlook for 2003

Fresenius Medical Care AG, August 5, 2003	1 of 13

     Bad Homburg, Germany – August 05, 2003 — Fresenius Medical Care AG (“FME”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world’s largest provider of Dialysis Products and Services, today announced the results for the second quarter and the first six months of 2003.

OPERATIONS

Second Quarter 2003:

     Fresenius Medical Care AG reports a 7% increase in net income to $ 79 million for the second quarter 2003.

     Total revenue for the second quarter 2003 increased 9% (4.5% at constant currency) to $ 1,366 million. Dialysis Care revenues grew by 7% to $ 978 million (+5% at constant currency) in the second quarter of 2003. Same store treatment growth worldwide was 5%.

     Dialysis Product revenues (including internal sales) increased by 14% to $ 504 million (+5% at constant currency) in the same period. The internal sales increased to $ 116 million after $ 98 million in the second quarter of 2002.

     North America:

     Revenue rose 3% to $ 955 million, compared to $ 928 million in the same period last year. Dialysis Care revenue in the US increased by 4% to $ 846 million. Same store treatment growth increased sequentially 40 basis points to 3.7%. The average revenue per treatment was within the forecasted range at $ 275 in the second quarter of 2003.

     North American Dialysis Product revenue, including sales to company-owned clinics, increased 3% to $ 195 million. Product sales to the available external market increased by 5%.

Fresenius Medical Care AG, August 5, 2003	2 of 13

     International:

     Revenue was $ 412 million, up 26% (+9% adjusted for currency). Dialysis Care revenue reached $ 133 million in the second quarter 2003, up 36% (+18% at constant currency). Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 23% to $ 309 million (6% currency adjusted).

     Operating Income (EBIT) increased 8% to $ 184 million resulting in an operating margin of 13.5% (Q2 2002: 13.6%). In the first quarter of 2003, the Company achieved an operating margin of 13.0%. The increase of approximately 50 basis points in the second quarter was mainly due to increased treatments, improved product margins in North America and increased dialyzer sales in International. The International EBIT-margin was still influenced by the same items discussed for the first quarter, such as the crisis in Middle East / Latin America and the pricing pressure in Central Europe. With implemented measures some of these impacts became less influential in the second quarter of 2003. The margin in the International area increased by 70 basis points compared to the prior quarter.

     Earnings per share (EPS) in the second quarter 2003 rose 7% to $ 0.82 per ordinary share ($ 0.27 per ADS), compared to $ 0.77 ($ 0.26 per ADS) in the second quarter of 2002. The weighted average number of shares outstanding during both the second quarter of 2003 and the second quarter of 2002 was approximately 96.2 million.

     In the second quarter of 2003, the Company generated $ 175 million in cash from operations. A total of $ 37 million (net of disposals) was spent for capital expenditures, resulting in a Free Cash Flow for the second quarter 2003 of $ 138 million. This is an all-time record for any single historical quarter and was mainly driven by improved accounts receivable collections in North America and low capital expenditures. A total of $ 29 million in cash was spent for acquisitions. Free Cash Flow after acquisitions was at a Q2 record level of $ 109 million.

Fresenius Medical Care AG, August 5, 2003	3 of 13

First Half Year 2003:

For a complete overview of the first half year of 2002/3 please refer to the appendix.

     In the first half of 2003, net income was $ 149 million, up 8% from the first half of 2002. In accordance with the new US-GAAP Accounting Standard SFAS 145, the loss from the early redemption of the Trust Preferred Securities in the first quarter of 2002 of $ 12 million after taxes (20 million before taxes) had to be reclassified from extraordinary to operating earnings. Excluding the redemption loss, net income in the first half of 2002 would have been $ 149 million. Net revenue was $ 2.67 billion, up 9% from the first half of 2002. Currency adjusted, net revenue rose 5% in the first half of 2003. Operating income (EBIT) increased 2% to $ 353 million resulting in an operating margin of 13.2%. In the first half of 2003, earnings per ordinary share rose 8% to $ 1.54. Earnings per ordinary ADS for the first half of 2003 were $ 0.51.

     Cash from operations during the first six months of 2003 was up 23% or $ 300 million compared to $ 244 million in the first six months of 2002. A total of $ 78 million was spent for capital expenditures (net of disposals) resulting in a Free Cash Flow for the first half of 2003 of $ 222 million compared to $ 154 million in the first half of 2002. Net cash used for acquisitions was $ 57 million.

     As of June 30, 2003, the Company operated a total of 1,510 clinics worldwide (1,095 clinics/+4% in North America and 415 clinics/+9% International). Fresenius Medical Care AG performed approximately 8.7 million treatments, which represents an increase of 9% year over year. North America accounted for 6.1 million treatments (+7%) and the International segment for 2.6 million (+15%). At the end of the second quarter 2003, Fresenius Medical Care AG provided treatment to around 115,800 patients worldwide which represents an increase of 7%. North America accounted for ~81,000 patients (+4%) and the International segment for ~34,800 patients (+14%).

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OUTLOOK 2003

     For the year 2003, the Company reconfirms its outlook and expects mid single digit revenue growth (in constant currency) and net income growth in the high single digit to low double digit range. As mentioned in the first quarter of 2003, the Company expects to achieve net income growth for the full year 2003 near the lower end within the predicted range due to the increased risks and unpredictability.

     Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “The results of the second quarter reinforce our confidence that Fresenius Medical Care’s global strategy in patient care is on the right track. We expect that our initiatives will lead to continued improvements in our financial results. In addition, we see continued strong acceptance of our new renal product technologies, underscoring that our strategy and investments of the past several years are correct. We clearly can accomplish more in terms of financial returns from these investments and our targets are clear. Our management team and employees have the dedication, skills and resources to achieve our objectives.”

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,200,000 individuals worldwide. Through its network of approximately 1,510 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 115,800 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG, August 5, 2003	5 of 13

Fresenius Medical Care AG
Statements of Earnings
(in US-$ thousands, except share and per share data)
(unaudited)

	Three Months	Three Months		Six Months	Six Months
	Ended June	Ended June		Ended June	Ended June
	30, 2003	30, 2002	% Change	30, 2003	30, 2002 1)	% Change

Net revenue
Dialysis Care	978,332	911,765	7.3%	1,922,619	1,792,941	7.2%
Dialysis Products	387,867	342,515	13.2%	743,016	647,843	14.7%

Total net revenue	1,366,199	1,254,280	8.9%	2,665,635	2,440,784	9.2%
Cost of revenue	923,444	846,844	9.0%	1,805,932	1,656,026	9.1%

Gross profit	442,755	407,436	8.7%	859,703	784,758	9.6%
Selling, general and administrative	245,366	226,433	8.4%	482,541	420,551	14.7%
Research and development	13,535	10,584	27.9%	24,478	19,893	23.0%

Operating income (EBIT)	183,854	170,419	7.9%	352,684	344,314	2.4%

Interest income	(3,320)	(3,721)	–10.8%	(6,598)	(5,950)	10.9%
Interest expense	56,301	55,034	2.3%	113,324	130,018	–12.8%

Interest expense, net	52,981	51,313	3.3%	106,726	124,068	–14.0%

Earnings before income taxes and minority interest	130,873	119,106	9.9%	245,958	220,246	11.7%
Income tax expense	51,028	44,093	15.7%	95,566	80,941	18.1%
Minority interest	494	761	–35.1%	1,030	1,621	–36.4%

Net income	$79,351	$74,252	6.9%	$149,362	$137,684	8.5%

Loss on early redemption of trust preferred securities					11,777

Net income before extraordinary loss prior SFAS No. 145	$79,351	$74,252	6.9%	$149,362	$149,461	–0.1%

Operating income (EBIT)	183,854	170,419	7.9%	352,684	344,314	2.4%
Depreciation and amortization	52,141	53,953	–3.4%	104,987	104,982	0.0%

EBITDA	235,995	224,372	5.2%	457,671	449,296	1.9%
Earnings per ordinary share	$0.82	$0.77	6.8%	$1.54	$1.42	8.4%
Earnings per ordinary ADS	$0.27	$0.26	6.8%	$0.51	$0.47	8.4%
Earnings per preference share	$0.84	$0.78	7.1%	$1.58	$1.45	8.7%
Earnings per preference ADS	$0.28	$0.26	7.1%	$0.53	$0.48	8.7%
Average weighted number of shares
Ordinary shares	70,000,000	70,000,000		70,000,000	70,000,000
Preference shares	26,188,575	26,187,173		26,188,575	26,181,918
Percentages of revenue
Cost of revenue	67.6%	67.5%		67.7%	67.8%
Gross profit	32.4%	32.5%		32.3%	32.2%
Selling, general and administrative	18.0%	18.1%		18.1%	17.2%
Research and development	1.0%	0.8%		0.9%	0.8%
Operating income (EBIT)	13.5%	13.6%		13.2%	14.1%

Interest expense, net	3.9%	4.1%		4.0%	5.1%

Earnings before income taxes and minority interest	9.6%	9.5%		9.2%	9.0%
Income tax expense	3.7%	3.5%		3.6%	3.3%
Minority interest	0.0%	0.1%		0.0%	0.1%

Net income	5.8%	5.9%		5.6%	5.6%

EBITDA	17.3%	17.9%		17.2%	18.4%

1)	Loss from early redemption of trust preferred securities reclassified from extraordinary loss into ordinary earnings as a result of adoption of SFAS No. 145 (extraordinary loss of US-$ 19,517, US-$11,777 net of taxes)

Fresenius Medical Care AG, August 5, 2003	6 of 13

Fresenius Medical Care AG
Segment and other Information
(in US-$ million)
(unaudited)

	Three Months	Three Months		Six Months	Six Months
	Ended June	Ended June		Ended June	Ended June
	30, 2003	30, 2002	% Change	30, 2003	30, 2002	% Change

Net revenue
North America	955	928	2.8%	1,884	1,821	3.5%
International	412	326	26.3%	781	620	26.1%

Total net revenue	1,366	1,254	8.9%	2,666	2,441	9.2%

Operating income (EBIT)
North America	129	122	5.6%	251	248	1.1%
International	62	54	14.0%	115	105	8.6%
Corporate	(7)	(6)	17.8%	(13)	(9)	36.7%

Total operating income (EBIT)	184	170	7.9%	353	344	2.4%

In percentage of revenue
North America	13.5%	13.1%		13.3%	13.6%
International	15.0%	16.6%		14.7%	17.0%
Total	13.5%	13.6%		13.2%	14.1%
Operating income (EBIT) adjusted for one-time items
North America	129	122	5.6%	251	248	1.1%
Pension curtailment gain and severances	0	0		0	(6)

North America adjusted for one-time items	129	122	5.6%	251	242	3.6%
International	62	54	14.0%	115	105	8.6%
Corporate	(7)	(6)	17.8%	(13)	(9)	36.7%

Operating income (EBIT) adjusted for one-time items	184	170	7.9%	353	338	4.2%

In percentage of revenue
North America	13.5%	13.1%		13.3%	13.3%
International	15.0%	16.6%		14.7%	17.0%
Total	13.5%	13.6%		13.2%	13.9%
Total bad debt expenses	27	29		51	52
Employees (June, 30 compared to Dec., 31)
Full-time equivalents	40,595	39,264

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Fresenius Medical Care AG
Reconciliation of non US-GAAP financial measures to the most directly comparable US-GAAP financial measure
Segment information North America
(in US$ million)

	Three Months	Three Months	Six Months	Six Months
	Ended June	Ended June	Ended June	Ended June
	30, 2003	30, 2002	30, 2003	30, 2002

Net revenue	955	928	1,884	1,821
Costs of revenue and research and development	700	678	1,384	1,336
Selling, general and administrative	126	128	249	237

Costs of revenue and operating expenses	826	806	1,633	1,573

Operating income (EBIT)	129	122	251	248

	Twelve Months	Twelve Months
Annualized EBITDA	Ended June	Ended June
	30, 2003	30, 2002

Operating income (EBIT) last twelve months	703	400
Special charge 2001 for legal matters		258
Special charge 2001 related prior quarter expenses in Q3 2001		4
Depreciation and amortization last twelve months	211	268
Non cash charges	8	10

Annualized EBITDA	922	940

Outlook 2003

			FY 2002

	Net income		290
+	Loss from early redemption of trust preferred securities		12

=	Net income prior SFAS 145	Basis for guidance 2003	302

Balance Sheet
(in US-$ million)

	6/30/2003	12/31/2002	6/30/2002

Assets
Current assets	2,128	1,822	1,835
Intangible assets	3,809	3,743	3,708
Other non-current assets	1,308	1,215	1,147

Total assets	7,245	6,780	6,690

Shareholders` equity and liabilities
Current liabilities	1,391	1,295	1,440
Long-term liabilities	2,934	2,677	2,586
Shareholders` equity	2,920	2,807	2,664

Total Shareholders` equity and liabilities	7,245	6,780	6,690

Equity/assets ratio:	40%	41%	40%
Debt
Short term borrowings	112	125	123
Short-term borrowings from related parties	50	6	0
Current portion of long-term debt and capital lease obligations	24	23	166
Long-term debt and capital lease obligations, less current portion	1,254	1,089	1,089
Trust Preferred Securities	1,188	1,145	1,122
Accounts receivable securitization program	249	445	461

Total debt	2,877	2,833	2,961

Fresenius Medical Care AG, August 5, 2003	8 of 13

Fresenius Medical Care AG
Cash Flow Statement
(in US-$ million)

	6/30/2003	6/30/2002

Net income	149	138
Depreciation / amortization	105	105
Change in working capital and other non cash items	46	1
Cash from operating activities	300	244
Purchases of property, plant and equipment	–86	–116
Proceeds from sale of property, plant and equipment	8	26
Capital expenditures, net	–78	–90
Free Cash flow	222	154
Acquisitions, net of cash acquired	–57	–40
Free Cash flow after investing activities	165	115
Redemption of trust preferred securities		–376
Redemption of Series D Preferred Stock	–9
Change in other debt	–47	336
Dividends paid	–108	–77
Cash flow from financing activities	–164	–117
Effects of exchange rates on cash	11	1
Net increase (decrease) in cash	12	–2
Cash at beginning of period	65	62
Cash at end of period	65	60

Fresenius Medical Care AG, August 5, 2003	9 of 13

Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months			Three Months
	Ended June			Ended June
	30, 2003			30, 2002

Revenue
(in US-$ thousands, except per-treatment revenue)
North America
Net revenue	954,688			928,474
Growth year-over-year	2.8%			2.9%
Dialysis Care	845,656			814,186
Growth year-over-year	3.9%			4.4%
Per treatment	275			285
Sequential growth	–0.9%			0.3%
Growth year-over-year	–3.4%			0.3%
Dialysis Products
incl. internal sales	194,625			189,683
Growth year-over-year	2.6%			0.7%
Dialysis Products
incl. internal sales	194,625			189,683
less internal sales	–85,593			–75,395

External sales	109,032			114,288
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	–11,785			–11,866
less method II and other	63			–10,192
less adsorber business sales	–783			0

Dialysis Products to available external market	96,527			92,230

Growth year-over-year	4.7%			3.2%
International
Net revenue	411,511			325,806
Growth year-over-year	26.3%	/	9.1% cc	9.0%	/	15.3% cc
Dialysis Care	132,676			97,579
Growth year-over-year	36.0%	/	17.5% cc	–5.3%	/	17.1% cc
Per treatment	100	/	86 cc	84
Sequential growth	5.2%			–5.4%
Growth year-over-year	18.8%	/	2.7% cc	–17.3%	/	2.2% cc
Dialysis Products
incl. internal sales	309,138			250,623
less internal sales	–30,303			–22,396

External sales	278,835			228,227

Dialysis Products
incl. internal sales	309,138			250,623
Growth year-over-year	23.3%	/	6.5% cc	15.3%	/	14.6% cc
External sales	278,835			228,227
Growth year-over-year	22.2%	/	5.5% cc	16.5%	/	14.3% cc

cc= constant currency

Fresenius Medical Care AG, August 5, 2003	10 of 13

Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months	Three Months
	Ended June	Ended June
	30, 2003	30, 2002

Dialysis Care Volume
North America
Number of treatments	3,078,833	2,881,652
Treatments per day adjusted for closed/sold facilities	39,443	36,943
Per day sequential growth	1.1%	0.8%
Per day year-over-year growth	7.2%	4.3%
of which
- acquisitions	1.3%	0.5%
- same store growth year-over-year	3.7%	3.8%
- method II to method I transfer	2.2%
International
Number of treatments	1,332,368	1,164,105
Same store growth year-over-year	8.1%	8.2%
Expenses (in US-$)
North America
Costs of revenue and operating expenses
Percent of revenue	86.5%	86.9%
Selling, general and administrative
Percent of revenue	13.2%	13.8%
Bad debt expenses
Percent of revenue	2.7%	2.8%
Dialysis Care operating expenses/Treatment	241	249
Sequential growth	–1.2%	–0.7%
Growth year-over-year	–3.0%	2.6%
Total Group
Costs of revenue and operating expenses
Percent of revenue	86.5%	86.4%
Selling, general and administrative
Percent of revenue	18.0%	18.1%
Effective tax rate	39.0%	37.0%

Fresenius Medical Care AG, August 5, 2003	11 of 13

Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months	Three Months
	Ended June	Ended June
	30, 2003	30, 2002

Cash Flow/Investing Activities
(in US-$ thousands, except number of de novos)
Total Group
Operating Cash Flow	174,615	173,399
Percent of revenue	12.8%	13.8%
Free Cash Flow, before acquisitions	137,903	134,302
Percent of revenue	10.1%	10.7%
Acquisitions, net	29,154	30,809
Capital expenditures, net	36,712	39,097
Percent of revenue	2.7%	3.1%
Maintenance	15,475	13,719
Percent of revenue	1.1%	1.1%
Growth	21,237	25,378
Percent of revenue	1.6%	2.0%
Number of de novos	19	26
North America	13	25
International	6	1
Balance Sheet
Total Group
Debt (in US-$ millions)	2,877	2,961
Debt/EBITDA	3.1	3.2
North America
Days sales outstanding	76	85
Sequential development	–3.8%	–3.4%
Year-over-year development	–10.6%	–6.6%
International
Days sales outstanding	136	141
Sequential development	0.0%	–1.4%
Year-over-year development	–3.5%	–6.6%

Fresenius Medical Care AG, August 5, 2003	12 of 13

Fresenius Medical Care — Quarterly Performance Scorecard

	Three Months	Three Months
	Ended June	Ended June
	30, 2003	30, 2002

Clinical Performance
North America
Urea reduction >= 65%	89%	85%
Single Pool Kt/v > 1.2	92%	90%
Hemoglobin >= 11g/dl	78%	75%
Albumin >= 3.5 g/dl	81%	81%
Mortality rate1) (LTM2)) all patients	19.38	20.33
Diabetic patients	21.62	23.45
Non-diabetic patients	16.30	16.51
Hospitalization Days (LTM2)) all patients	12.1	12.0

1) Mortality rate data reflects the implementation of the Company’s new clinical data collection and reporting system which improves our tracking of patient counts. The June 30, 2002 mortality rate (previously reported at 17.65 per 100 patient years) has been restated to reflect results generated by the new database. Due to a lack of industry consensus on the proper manner of calculating and reporting gross mortality data, the Company has elected to discontinue reporting such data in the future except for specific trend comparisons.

2) LTM = Last Twelve Months
Demographics
North America
Average age (yr)	61	61
Average time on dialysis (yr)	3.3	3.2
Average body weight (kg)	76	75
Prevalence of diabetes	54%	53%

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